UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q16
QUARTERLY REPORT

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the first quarter of 2016.

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Conference Call in Portuguese

SIMULTANEOUS TRANSLATION

May 12, 2016
10:00 a.m. (Brasília)
9:00 a.m. (NY) / 2:00 p.m. (UK)
Webcast: Click here
Phone: +55 (11) 2188-0155 / Code: Oi
Replay available until May 18, 2016: +55 (11) 2188-0400 / Code: Oi

Conference Call in English

May 12, 2016
10:00 a.m. (Brasília)
9:00 a.m. (NY) / 2:00 p.m. (UK)
Webcast: Click here
Phone: +1-646-843-6054 (USA) / +1-866-890-2584 (Other) / Code: Oi
Replay available until May 18, 2016: +1-646-843-6054 / Code: Oi

FOCUS ON BUSINESS TRANSFORMATION PLAN

         Oi has been concentrating its efforts on the business transformation, as part of a long-term plan based on four pillars: convergence, digitalization, austerity in costs and customer experience.

         As part of this process, in March the Company launched the evolution of its brand, now with a broader purpose, reinforcing its positioning to promote a collaborative culture, with the goal of enhancing connections that drive people.

         In this scenario of transformation, the Company continues to progress operationally, capturing the changes in market dynamics and laying the foundations for sustainable and long-term growth.

         Routine Opex of the Brazilian operations totaled R$ 4,853 million in 1Q16, 1.2% y.o.y. decrease during a period in which inflation reached 9.4%, indicating a real cost reduction of approximately 10%. This performance reinforces Oi´s discipline and commitment to operational efficiency and improved productivity, in addition to its focus on delivering quality services with direct impact on the reduction of operational costs.

         Residential ARPU reached R$ 80.8 in 1Q16, +4.2% y.o.y., a result of the focus on profitability by offering convergent and higher value plans to new and existing customers. As a highlight, this segment presented (i) an increase in the penetration of the unlimited fixed line plans, reaching 22.2% of the total fixed line customer base, (ii) growth of average speed of broadband customer base, that reached 5.8 Mega (+25.2% y.o.y.), and (iii) improvement of mix of high-end customers in pay TV, which almost doubled, reaching 24.1% of the total pay TV customer base. It is important to note the improving trend of RGUs in all three services: broadband and pay TV registered net adds after four quarters of net disconnections; and fixed line disconnected 145 thousand lines in the quarter, the lowest level of the last three years.

         At the end of March 2016, Oi launched Oi Total nationwide. This new convergent offer brings a completely new concept: the multiproduct that provides a complete and convenient experience by means of a single sale, a joint installation, a single bill, and a unique CRM and customer care, in addition to provide the sharing of allowance between services. The preliminary results of Oi Total show its potential to leverage both profitability and growth of the residential customer base. In March, 19% of Oi Total Residencial sales were to new customers who did not have yet any of Oi services.

         In the Personal Mobility segment, data revenues totaled R$ 853 million in the quarter, representing 48% of customer revenues of the segment, a solid annual growth of 24.4%, especially considering the challenging macro environment. The increasing penetration of 3G/4G, currently 63% of the total base, the improving sales mix and the launch of Oi Livre and Oi Mais offers drove the increased demand for data traffic. It is worth noting in this quarter the increased penetration of the new offers in the total customer base and the ARPU growth of customers who acquired Oi Livre and Oi Mais. By the end of the first quarter 2016, Oi Livre customers already represented 33% of the total prepaid base and customers who migrated from older offers to Oi Livre por Semana presented a 19% increase in the volume of recharges. Oi Mais customers represented 13% of the total postpaid base in the quarter, presenting an ARPU 32% higher than those of other offers. These effects reduced macroeconomic impacts in the results of the Personal Mobility segment.

         In the B2B segment, Corporate continued to increase its share in data and IT services, through investments in digitalization and improvements in customer experience. In the SMEs segment, as result of all structural measures taken last year, Oi presented important developments in the quarter: 65.8% increase in gross additions and 16% reduction in billing complaints. The highlight is the new offer Oi Mais Empresas, based on a flat-fee model, and the Oi Mais Empresas app, which features an exclusive digital customer service for small and medium businesses, all through smartphones. Approximately 80,000 small and medium enterprises have already joined the new portfolio and can now benefit from this new customer services channel that already presents more than 90% satisfaction rate.

         Net revenues from the Brazilian operations totaled R$ 6,539 million in 1Q16, -4.4% y.o.y., impacted by the cuts on interconnection tariffs (MTR), the significant decrease in handset revenues and the economic recession in Brazil. It is important to note that these first two effects did not impact negatively EBITDA. On the contrary, the outsourcing of the handset operations reduces costs and working capital; and the MTR cuts, in addition to reducing costs, also leverage Oi´s positioning, which is based on the all-net calls, in order to capture value from the SIM cards consolidation movement and the decline of the “community effect”.

         In 1Q16, routine EBITDA of the Brazilian operations totaled R$ 1,686 million, -12.6% y.o.y., basically due to the drop in revenues, impacted by the deterioration of the macro environment in Brazil. Costs remained under control despite inflation.

         Capex increased 22.3% y.o.y., totaling R$ 1,204 million in the quarter. The higher investments were concentrated on network modernization and improvement, as part of the transformation plan that aims to support the recently launched offers and the ongoing improvement of quality of experience for Oi customers. During this same period, operational cash flow (routine EBTIDA minus Capex) of the Brazilian operations amounted to R$ 482 million.

         Net debt ended the quarter at R$ 40,844 million, mostly impacted by the financial results, the annual regulatory fee (Fistel) and higher investments.

         This quarter the Company recorded consolidated net losses of R$ 1,644 million, mainly affected by the financial results.

Summary

in R$ million or otherwise stated	1Q16	1Q15	4Q15	YoY	QoQ
Oi S.A.
Total Net Revenues	6,755	7,040	6,703	-4.0%	0.8%
EBITDA (1)	1,766	2,011	1,706	-12.2%	3.5%
EBITDA Margin (%)	26.1%	28.6%	25.5%	-2.4 p.p.	0.7 p.p.
Routine EBITDA	1,776	2,011	1,795	-11.7%	-1.1%
Routine EBITDA Margin (%)	26.3%	28.6%	26.8%	-2.3 p.p.	-0.5 p.p.
Consolidated Net Earnings (Loss) (2)	-1,644	-447	-4,551	268.2%	-63.9%
Net Debt	40,844	32,557	38,155	25.5%	7.0%
Available Cash	8,527	2,079	16,826	310.0%	-49.3%
CAPEX	1,252	1,025	1,086	22.2%	15.3%

in R$ million or otherwise stated	1Q16	1Q15	4Q15	YoY	QoQ
BRAZIL
Revenue Generating Unit - ('000)	69,496	73,577	70,048	-5.5%	-0.8%
Residential	16,170	17,148	16,297	-5.7%	-0.8%
Personal Mobility	45,559	47,940	45,860	-5.0%	-0.7%
Corporate / SMEs	7,115	7,836	7,241	-9.2%	-1.7%
Public Telephones	651	653	651	-0.2%	0.0%
Total Net Revenues	6,539	6,841	6,531	-4.4%	0.1%
Net Service Revenues(3)	6,480	6,639	6,474	-2.4%	0.1%
Residential	2,394	2,491	2,392	-3.9%	0.1%
Personal Mobility	1,974	2,060	2,050	-4.2%	-3.7%
Clustomer (4)	1,784	1,799	1,830	-0.8%	-2.5%
Corporate / SMEs	2,065	2,019	1,984	2.3%	4.1%
Net Customer Revenues(4)	6,159	6,203	6,078	-0.7%	1.3%
Routine EBITDA	1,686	1,928	1,745	-12.6%	-3.4%
Routine EBITDA Margin (%)	25.8%	28.2%	26.7%	-2.4 p.p.	-0.9 p.p.
CAPEX	1,204	984	1,072	22.3%	12.3%
Routine EBITDA - CAPEX	482	944	673	-49.0%	-28.4%

(1) 4Q15 consolidated EBITDA includes the extraordinary accounting effect (non-cash) of the impairment adjustment with a loss of R$ 89 million over the fair value of Oi’s financial investments in Africa that are consolidated by the Company. The EBITDA adjusted by this effect would be of R$ 1,795 million in 4Q15.

(2) 4Q15 consolidated net loss was affected mainly by the impairment adjustments over the fair value of Oi’s financial investments in Africa that were not consolidated by the Company, and the impairment on deferred income tax assets, as explained in the section Net Earnings (Loss).

(3) Excludes handset revenues.

(4) Excludes handset and network usage revenues.

Net Revenues

Table 1 – Breakdown of Net Revenues

						Weight %
R$ million	1Q16	1Q15	4Q15	YoY	QoQ	1Q16	1Q15

Total Net Revenues	6,755	7,040	6,703	-4.0%	0.8%	100.0%	100.0%

Brazil	6,539	6,841	6,531	-4.4%	0.1%	96.8%	97.2%
Residential	2,394	2,491	2,392	-3.9%	0.1%	35.4%	35.4%
Personal Mobility	2,032	2,259	2,106	-10.0%	-3.5%	30.1%	32.1%
Service	1,974	2,060	2,050	-4.2%	-3.7%	29.2%	29.3%
Customer	1,784	1,799	1,830	-0.8%	-2.5%	26.4%	25.6%
Network Usage	189	260	219	-27.2%	-13.7%	2.8%	3.7%
Sales of handsets, SIMcards and others	58	199	56	-70.8%	3.0%	0.9%	2.8%
Corporate / SMEs	2,065	2,021	1,984	2.2%	4.1%	30.6%	28.7%
Other services	48	70	48	-32.1%	-1.2%	0.7%	1.0%

Others	217	199	173	8.7%	25.5%	3.2%	2.8%

Brazil
Net Service Revenues	6,480	6,639	6,474	-2.4%	0.1%	95.9%	94.3%
Net Customer Revenues	6,159	6,203	6,078	-0.7%	1.3%	91.2%	88.1%

In 1Q16, consolidated net revenues totaled R$ 6,755 million, -4.0% y.o.y. and +0.8% q.o.q. Net revenues from the Brazilian operations came to R$ 6,539 million (-4.4% y.o.y. and +0.1% q.o.q.), while net revenues from other international operations (Africa and East Timor) increased 8.7% y.o.y. and 25.5% q.o.q., chiefly due to the exchange variation.

BRAZIL

Total net revenues from the Brazilian operations (“Brazil”) came to R$ 6,539 million in 1Q16, 4.4% lower than in 1Q15 and in line with 4Q15. This year-on-year decline was chiefly due to the decrease in revenues from interconnection, and handset sales - in the Personal Mobility - as well as fixed-line revenues decline, partially offset by higher pay TV revenues in the Residential segment.

In 1Q16, total net service revenues, which exclude handset revenues, reached R$ 6,480 million, 2.4% down y.o.y. Total net customer revenues, which exclude network usage and handset sales, fell 0.7% in the same period, totaling R$ 6,159 million in 1Q16.

It is important to mention that Brazil’s economic recession during the years of 2015 and 2016 has also affected the country’s telecommunications sector.

Residential

	1Q16	1Q15	4Q15	YoY	QoQ
Residential
Net Revenues (R$ million)	2,394	2,491	2,392	-3.9%	0.1%
Revenue Generating Units (RGU) - ('000)	16,170	17,148	16,297	-5.7%	-0.8%
Fixed Line in Service	9,874	10,703	10,019	-7.7%	-1.4%
Fixed Broadband	5,115	5,213	5,109	-1.9%	0.1%
Pay TV	1,181	1,232	1,169	-4.2%	1.0%
ARPU Residential (R$)	80.8	77.6	79.6	4.2%	1.5%

Net revenues from the Residential segment totaled R$ 2,394 million in 1Q16, in line with 4Q15 and 3.9% down y.o.y., mainly explained by lower fixed voice revenues, as a result of the lower wireline base and the reduction in regulated fixed-to-mobile tariffs (VC). The year-on-year decline in fixed voice revenues was accompanied by stable broadband revenues and growth in pay TV revenues, despite the reduction in the customer base of these two products in the period. This demonstrates the success of the Company’s strategy of increasing the profitability of the existing customer base through upselling and cross selling of services and the pursuit of new customers with a better entry mix.

In 1Q16, Oi registered 16,170 thousand RGUs in the Residential segment, -5.7% y.o.y. and -0.8% q.o.q. It is worth noting the ongoing slowdown in net disconnections in all Residential services since the second quarter of 2015. In 1Q16, broadband and pay TV recorded net additions, while wireline recorded the lowest disconnection level of the last three years, thanks to retention initiatives and the resumption of commercial activities with the launch of the new portfolio of offers.

In late March 2016, Oi launched Oi Total nationwide, which not only combines the four services offered by Oi (wireline, broadband, pay TV and mobility under the all-net model), but also offers its customers a convenient and complete experience. With a single customer service, integrated billing and joint installation, this offer also allows the sharing of allowances between services, an Oi differential among the convergent offerings available in the market. In addition to providing a better customer experience, Oi Total was designed to increase the profitability of the customer base by offering more services per user, leading to higher customer loyalty and lower churn rates. The integration of internal processes and systems involved in Oi Total generates important operational efficiency gains. In other words, this offering was designed based on three important pillars of the transformation plan: convergence, customer experience and operational efficiency, and will, therefore, be a fundamental driver to support the expansion of the Residential segment in the coming years.

Residential ARPU

In 1Q16, residential ARPU came to R$ 80.8, 4.2% up y.o.y. and 1.5% up q.o.q. This performance is a result of the strategy of increasing the profitability of the customer base by offering more and higher value-added services to new and existing customers. As a result, the percentage of customers with more than one Oi product reached 63.6% in 1Q16, an increase of 1.5 p.p. y.o.y., resulting in a positive impact on churn rates.

Wireline

Oi ended 1Q16 with 9,874 thousand wireline customers in the Residential segment (-7.7% y.o.y. and -1.4% q.o.q.). It is important noting the improvement in the level of net disconnections, which came to 145 thousand fixed lines in 1Q16, the lowest level in the last three years.

Wireline ARPU continued to rise year-on-year (+2.5%), while the share of low-end offerings in gross additions fell 23.4 p.p. in the same period, and churn rates continued to decrease. The positive trend in these data shows the improvement in Oi’s sales quality, focusing on product convergence, customer profitability and loyalty.

In order to reduce the exposure of the wireline base and build customer loyalty in the Residential segment, increasing the share of wallet of households with Oi services, the Company has been concentrating its efforts on convergent offers, which have lower churn rates and higher ARPU than standalone products.

In this context, the preliminary results of Oi Total have shown the potential of the new offer not only to increase the profitability of the customer base, but also in sales growth. From August 2015 until March 2016, the share of Oi Total Residencial sales to new customers increased from 10.0% to 18.7%. ARPU of converged plans base increased 5% in the annual comparison.

In 1Q16, Oi Conta Total (OCT) corresponded to 10.9% of the Residential wireline base, with a churn rate 26.7% lower than the standalone wireline churn rate. The sales of this offer were discontinued after the national launch of Oi Total at the end of 1Q16. OCT base has been retained and the Company has started an active work to migrate these customers to Oi Total Conectado, following the plan of retaining with profitability.

The other Company's convergent offer, Oi Voz Total (OVT), which combines wireline and prepaid mobile, corresponded to 14.8% of the Residential wireline base in 1Q16, with a churn rate 12.4% lower than the standalone wireline offering. The average penetration of SIM cards per OVT customer stood at 1.6 in the quarter.

It is worth highlighting the increase of 3.3 p.p. of penetration of the unlimited fixed plans in the fixed line base, reaching 22.2% of the fixed line base in 1Q16, which reinforces the strategy of increasing customer profitability and loyalty.

Broadband

Oi ended 1Q16 with 5,115 thousand fixed broadband RGUs in the Residential segment (-1.9% y.o.y. and +0.1% q.o.q.), registering 6 thousand net additions in the quarter after recording net disconnections for the four quarters in 2015.

Broadband ARPU moved up 1.0% and 7.2% in the annual and sequential comparisons, respectively. Oi’s broadband penetration in households that have fixed line continued to increase, reaching 51.8% in the quarter (+3.1 p.p. y.o.y. and +0.8 p.p. q.o.q.). The share of low-end offerings in the gross additions decreased 7.0 p.p. compared to the same period in 2015. The continuous improvement in these indicators is associated with the Company’s success in delivering higher broadband speeds to its customers, fueled by the launch of VDSL, with offers of up to 35 Mbps, and the investments during the last two years focused on upgrading and expanding the capacity of the optic fiber network. All these movements are in line with Oi’s transformation plan, which includes, as one of its pillars, the availability and provision of data services in response to an increasing market demand.

The average speed of broadband customers reached 5.8 Mbps in 1Q16 (+25.2% y.o.y. and +5.1% q.o.q.). In 1Q16, the share of RGUs with speeds equal to or greater than 5 Mbps increased 11.5 p.p. over 1Q15 to 63.0%, while the share of RGUs with speeds equal to or greater than 10 Mbps increased 10.6 p.p. to 34.7% in the same period.  The average speed of gross adds was 7.6 Mbps (+12.9% y.o.y. and +1.6% q.o.q.). In this quarter, 77.0% of gross adds had speeds equal to or greater than 5 Mbps (+5.8 p.p. y.o.y.) and 53.9% had speeds equal to or greater than 10 Mbps (+6.9 p.p. y.o.y.). Particularly, Oi Total, although incipient, already shows the potential of speed penetration. The average speed of Oi Total gross additions reached 7.9 Mbps, 37.1% above the average speed of the broadband base.

Pay TV

Oi’s pay TV base ended the quarter with 1,181 thousand RGUs, 4.2% down y.o.y. and 1.0% up q.o.q., registering 12 thousand net adds in the quarter after recording net disconnections for the four quarters in 2015, similarly to broadband.

Oi TV’s penetration in households that have Oi fixed line reached 12.0% in 1Q16 (+0.4 p.p. y.o.y.). The share of high-end offers in the sales almost doubled in the annual comparison, reaching 23.2% of the total pay TV customer base. As a result, pay TV ARPU continued to grow substantially (+20.9% y.o.y. and +8.4% q.o.q.), while pay TV revenues grew 15.7% in the annual comparison, despite the unfavorable macroeconomic environment. This performance underlines the success of the Company’s decision to implement initiatives to increase the profitability of the customer base. This positive result was only possible thanks to Oi TV’s differentiated quality and the Company’s investments to make the service increasingly attractive, such as the recent launch of services like PenVR (service of content recording and live/pause via pen drive available in any plan) and iPPV (purchase of Pay Per View by remote control). It is worth noting that Oi TV offers full content, with high definition channels (including open channels) in all the offers, and up to 183 channels and more than 50 in high definition.

The Company has recently launched Oi Play platform, which allows customers to watch content from 12 programmers with 30 live channels and more than 13 thousand on-demand titles in any device (smartphone, tablet or PC) connected to the internet at no additional cost. Oi Play allows customers to do more optimized searches and to better interact with the content. In the first months since its launch, Oi Play has been showing great potential for growth and future revenue generation through the implementation of new functionalities. This platform reinforces Oi’s positioning in providing a better customer experience through the digitalization.

Personal Mobility

	1Q16	1Q15	4Q15	YoY	QoQ
Personal Mobility
Net Revenues (R$ million)	2,032	2,259	2,106	-10.0%	-3.5%
Service	1,974	2,060	2,050	-4.2%	-3.7%
Customer (1)	1,784	1,799	1,830	-0.8%	-2.5%
Network Usage	189	260	219	-27.2%	-13.7%
Sales of handsets, sim cards and others	58	199	56	-70.8%	3.0%
Revenue Generating Units (RGU) - ('000)	45,559	47,940	45,860	-5.0%	-0.7%
Prepaid Plans	38,668	40,824	39,068	-5.3%	-1.0%
Postpaid Plans (2)	6,891	7,116	6,791	-3.2%	1.5%

Obs: (1) Excludes handset and network usage revenues.

         (2) Includes: high-end postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues from the Personal Mobility segment reached R$ 2,032 million in 1Q16, -10.0% y.o.y. and -3.5% q.o.q., mainly due to the MTR cuts. The annual decrease in net revenues was fueled by the outsourcing of handset sales, which reduced revenues from handset sales, but with no impact on EBITDA as explained below.

In 1Q16, customer revenues, which excludes interconnection and handsets, fell 0.8% y.o.y. to R$ 1,784 million. This performance is mainly due to the Brazilian macroeconomic environment, which affected especially revenues from the prepaid segment, partially offset by the increase in postpaid revenues, boosted by data usage growth.

Data revenues increased 24.4% y.o.y., reaching R$ 853 million in 1Q16. These revenues accounted for 47.8% of total customer revenues in the quarter (+9.7 p.p. y.o.y.), as a result of the increased penetration of smartphones in the customer base, investments in transmission and transport infrastructure and the launch of new plans (Oi Livre and Oi Mais) that offer more data packages to customers, in addition to the more intensive offering of VAS.

Oi has been betting on VAS as a lever to boost data revenues. Keeping pace with the technological evolution (handsets and network) and higher consumer standards, the Company, demonstrating the evolution of its portfolio, has launched services as Oi Segurança, Oi Revistas and Oi Recompensa. Oi Recompensa, for instance, is the first loyalty program in the mobile market specific for prepaid and control customers. Customers who adhere to the loyalty program accumulate points with each recharge. These points can be exchanged for several rewards or discounts that may exceed 70% on products available in the program’s store. The Company also differentiated its postpaid offer in the Oi Mais, Oi Total Conectado and Oi Total Solução Completa plans by offering three months of subscription to the services Oi Mais Música (a music streaming solution), Oi Segurança (protection for customers) and Oi Apps Clube (a subscription service that offers unlimited download of hundreds of apps), free of charge.

In 1Q16, network usage revenues totaled R$ 189 million, a 27.2% y.o.y. reduction, mainly due to the MTR cuts. In February 2015, interconnection tariffs (MTR) declined 33.3% to R$ 0.15517, R$ 0.15897 and R$ 0.15485 in Regions I, II and III, respectively. In February 2016, these same tariffs fell to R$ 0.09317, R$ 0.10309 and R$ 0.11218 in Regions I, II and III, respectively. ANATEL approved additional cuts, as follows: (i) in 2017: R$ 0.04928, R$ 0.05387 and R$ 0.06816; (ii) in 2018: R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (iii) in 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

In 1Q16, handset revenues totaled R$ 58 million, decrease of 70.8% y.o.y. In April 2015, Oi outsourced handset logistics and financial operations in order to (i) accelerate sales and the migration of the base to 3G/4G smartphones; (ii) increase logistics efficiency and improve the supply of handsets to the sales channels; (iii) reduce COGS, warehousing and logistics costs; and (iv) reduce the working capital employed in the handset operation. This reduction in handset revenues is followed by cost reduction, generating positive impact on the EBITDA margin in addition to reducing impacts on working capital.

Smartphone sales accounted for 94% of total sales in the quarter and 3G/4G handset penetration reached 63% of the total base (+14 p.p. y.o.y.). In January 2016, Oi launched the Troca Fácil program, which offers discounts in the exchange of used handsets for new smartphones in order to further encourage the migration from 2G to 3G/4G technology, which provides a better data usage experience, improving service quality perception and stimulating the growth of data traffic and ARPU.

Oi closed 1Q16 with 45,559 thousand RGUs in the Personal Mobility segment, 5.0% down from 1Q15. Net disconnections totaled 2,380 thousand in the last 12 months, of which 2,156 thousand were prepaid and 225 thousand were postpaid. It is worth noting the net additions of 100 thousand postpaid RGUs in the quarter, a significant improvement compared to all the quarters in 2015 and a direct result of the launch of the new all-net offers with higher data allowance.

The mobile customer base (Personal Mobility + Corporate/SMEs) reached 47,770 thousand RGUs in 1Q16, 45,559 thousand of which in the Personal Mobility segment and 2,211 thousand in the Corporate/SME segment. The Company recorded 5.1 million gross adds and 312 thousand net disconnections in 1Q16.

Prepaid

The prepaid customer base came to 38,668 thousand RGUs in 1Q16, a 5.3% y.o.y. decrease, mainly due to the strict base cleanup policy focused on controlling costs and increasing profitability by avoiding unnecessary costs to maintain inactive customers in the base. In the sequential comparison, there was a 1.0% decline, with 400 thousand net disconnections.

Recharges fell 3.9% y.o.y., mainly due to the recessionary economic environment that affects more significantly the prepaid segment.

Oi Livre is the key offering in this segment. It seeks to capture ARPU and market share amid the change in the prepaid market dynamics through the consolidation of SIM cards, following an aggressive reduction in MTR tariffs for the coming years. In November 2015, Oi launched Oi Livre, which is a set of innovative prepaid offers (daily, weekly and monthly plans) with a substantial increase in the data package and focus on the all-net model. This plan offers one single tariff for calls to any operator anywhere in the country, breaking with the model in which consumers buy SIM cards from different operators to make on-net calls, due to the high tariffs charged for off-net calls.

In March 2016, Oi Livre accounted for 33% of the total prepaid base, with an average increase of 18.9% in recharges from the customers that migrate to Oi Livre per Week offering, underlining Oi Livre’s preliminary positive results and the Company’s correct strategy of anticipating the trend of SIM card consolidation by prepaid consumers.

Postpaid

Oi closed the quarter with 6,891 thousand RGUs in the postpaid segment (-3.2% y.o.y. and +1.5% q.o.q.), corresponding to 15.1% of the total Personal Mobility customer base. It is worth noting the net addition of 100 thousand RGUs in the quarter, the best figure since the beginning of 2015. Oi Controle accounted for 41.5% of the total postpaid base in 1Q16, 1.5 p.p. lower than in 1Q15.

In late November 2015, Oi launched the Oi Mais and Oi Mais Controle plans in the postpaid and control segments, respectively, along the lines of the Oi livre prepaid plan. The new plans offer minutes to call any operator anywhere in the country and a reduced single tariff for calls to any operator in Brazil after the use of the plan allowance, in addition to a substantial increase in data packages. These plans are available in packages ranging from Basic to Advanced, with different all-net minute allowances and 4G internet packages.

In 1Q16, customers who adhered to the new plans represented 13% of the total postpaid base. ARPU from Oi Mais customers was 32% higher than that of customer from other plans, while ARPU from Oi Mais Controle was 13% higher.

As a result of the Company’s focus on increasing the profitability of its customer base, the increased penetration of smartphones and the launch of the new Oi Mais plans, gross ARPU (ex MTR) increased by a substantial 16.9% over 1Q15.

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,401 municipalities in 1Q16 (93% of the country’s urban population). 3G coverage was expanded to 282 new municipalities, totaling 1,318 municipalities (+27.2% y.o.y.), or 79% of the Brazilian urban population.

4G LTE coverage reached 133 municipalities (+196% y.o.y.), or 51% of Brazil’s urban population, 15 p.p. more than in 1Q15. Oi is working in partnership with other operators in the RAN sharing model, which allows the increase in 4G coverage in line with the Company’s focus on efficient investments and lower costs combined with the improvement in customer experience.

Oi has been presenting a consistent improvement in Anatel’s network quality indicators, as a result of its efforts to improve its 3G network capacity and coverage quality, meeting the growing demand for data usage and encouraging the migration of customers from the 2G to the 3G network.

Mobile ARPU

Mobile ARPU treats total mobile service revenues (Personal Mobility + Corporate/SMEs) as if they were generated by a stand-alone mobile company, i.e. including revenues from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenues from mobile long-distance calls that belong to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate mobile ARPU.

Mobile ARPU came to R$ 16.7 in the quarter, 5.7% down y.o.y. and 3.4% down q.o.q., due to the MTR cuts. Excluding interconnection revenues, mobile ARPU increased 6.7% over 1Q15, due to the launch of new plans at the end of 2015 and the efforts to increase the profitability of the customer base.

Corporate / SMEs

	1Q16	1Q15	4Q15	YoY	QoQ
Corporate / SMEs
Net Revenues (R$ million)	2,065	2,021	1,984	2.2%	4.1%
Revenue Generating Units (RGU) - ('000)	7,115	7,836	7,241	-9.2%	-1.7%
Fixed	4,335	4,754	4,437	-8.8%	-2.3%
Broadband	569	612	580	-7.0%	-1.9%
Mobile	2,211	2,470	2,223	-10.5%	-0.5%

Net revenues in the Corporate/SMEs segment amounted to R$ 2,065 million in 1Q16, 2.2% higher y.o.y and 4.1% up on 4Q15, mainly impacted by the increase in the number of one-time service contracts and by agreements with operators

Oi closed 1Q16 with 7,115 thousand RGUs in the Corporate/SMEs segment, 9.2% down from 1Q15 and 1.7% lower than in 4Q15, mainly due to the economic recession in Brazil.

Corporate

The Company maintained the strategy of reducing its dependence on voice services through the more intensive offering of data, IT and value-added services, such as security solutions and management, cloud, ICT, datacenter, home office and M2M (Machine-to-Machine) services. As a result, the share of non-voice in total revenues from this segment (excluding FIFA) increased 3.1 p.p. over 1Q15, with a 37.3% upturn in VAS and IT revenues in the same period. The Corporate segment has also been improving customer experience through the simplification and automation of the delivery chain and convergence of after-sales services (IT/Telecom), in line with the strategic priorities in Oi’s transformation plan.

SMEs

Despite the impacts related to the adverse macroeconomic environment, the new strategy implemented at the end of 2015 has already been presenting positive results in the SMEs segment.

In December 2015, Oi launched Oi Mais Empresas, the new mobile portfolio with 4G data and wireline at a flat fee model, which is easier for the customer to understand, buy and use, allowing a better relationship with the Company, as well as increased cash flow predictability. Since its launch, we have observed a consistent increase in sales and new customers’ mobile and fixed ARPU, as well as a continuous reduction in the number of billing complaints, all of which constitute important preliminary results after the restructuring of the SMEs segment.

It is important to note that the Company repositioned itself in the SMEs market in an innovative manner by launching at the end of 2015 a fully digital customer channel, the Oi Mais Empresas app, which can be downloaded at no cost at Apple Store or Google Play. The app was developed based on research that showed that customers did not want to spend time calling call centers. The app works as a customer service center in the palm of one’s hand, allowing customers to acquire services, contract plan upgrades and make requests, such as repairs and bill copies and change of address, among others, all using a smartphone. Around 80,000 small and medium enterprises have adhered to the new portfolio and are benefiting from Oi’s new customer service channel. Since its launch, users’ satisfaction level has already reached 93%.

Since the launch of this app, Oi has monitored the number of downloads, registrations and requests, as well as satisfaction levels, helping the Company to take corrective measures and create improvements and new functionalities for the platform. Oi has also implemented an active customer service channel, through which the Company acts proactively, contacting customers facing problems, thereby preventing potential future complaints. As a result, billing complaints as a percentage of revenues have been consistently declining since the end of 2015.

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

R$ million	1Q16	1Q15	4Q15	YoY	QoQ
Operating Expenses
Brazil	4,853	4,912	4,786	-1.2%	1.4%
Personnel	657	592	775	11.0%	-15.2%
Interconnection	347	504	396	-31.0%	-12.2%
Third-Party Services	1,515	1,532	1,518	-1.2%	-0.3%
Network Maintenance Service	478	451	403	5.8%	18.5%
Handset Costs/Other (COGS)	62	138	48	-55.1%	28.4%
Marketing	88	33	128	163.5%	-31.4%
Rent and Insurance	1,085	876	955	23.8%	13.6%
Provision for Contingencies	205	223	183	-8.2%	12.3%
Provision for Bad Debt	127	146	187	-12.9%	-32.3%
Taxes and Other Expenses (Revenues)	290	417	193	-30.5%	50.1%
Others	127	116	122	9.1%	3.9%
Routine OPEX	4,979	5,029	4,908	-1.0%	1.5%

In 1Q16, consolidated routine opex, including the international operations, totaled R$ 4,979 million, 1.0% down from 1Q15 and 1.5% higher than in 4Q15.

Routine opex in the Brazilian operations decreased 1.2% y.o.y. to R$ 4,853 million in 1Q16. Considering the 9.4% IPCA inflation in the last twelve months, this result corresponded to a real decrease of approximately 10% in opex. In the sequential comparison, there was a 1.4% increase.

Personnel

In 1Q16, personnel costs and expenses in Brazil totaled R$ 657 million, 11.0% higher than in 1Q15, mainly due to the collective bargaining agreement occurred in December 2015 and the incorporation of network service operations in the state of Rio de Janeiro by Serede, in October 2015, whose costs used to be recorded under network maintenance services. These two impacts were partially offset by the headcount reduction in April 2015.

In the sequential comparison, there was a 15.2% decrease mainly due to the current estimate of profit sharing in 2016 lower than what occurred in 2015.

Interconnection

Interconnection costs in Brazil ended 1Q16 at R$ 347 million, 31.0% down y.o.y. due to the MTR cuts in February 2015 and 2016 and the cuts in TURL and TURIU (fixed interconnection rates), besides the decline in off-net traffic. The 12.2% decline from 4Q15 was due to the MTR cut in February 2016, which affected part of the first quarter of 2016, and the cuts in TURL and TURIU.

Third-party Services

In 1Q16, costs and expenses related to third-party services in the Brazilian operations showed a decrease of 1.2% y.o.y. and 0.3% q.o.q., totaling R$ 1,515 million. This result is chiefly due to the sales channel optimization and lower call center expenses, partially offset by higher expenses with electricity and the acquisition of TV content. In addition, cost control efforts and increased operational efficiency contributed to mitigate inflationary pressure on this line of expenses.

Network Maintenance Service

Network maintenance service costs and expenses in Brazil totaled R$ 478 million in 1Q16, 5.8% higher than in 1Q15, mainly due to contractual adjustments with the network service providers, partially offset by the insourcing of network service operations in the state of Rio de Janeiro, which is now allocated in personnel costs. In addition, this quarter results were impacted by terms of settlement in agreements with some service providers and by preventive maintenance projects that seek to provide better customer service, in line with the business transformation plan.

Handset Costs/Other (COGS)

Handset costs in the Brazilian operations amounted to R$ 62 million in 1Q16 (-55.1% y.o.y. and +28.4% q.o.q.). The year-on-year decline was due to the outsourcing of handset sales and inventory management in April 2015.

Marketing

Marketing expenses totaled R$ 88 million in 1Q16, 163.5% more than in 1Q15, chiefly due to increased spending with the Oi Livre, Oi Mais and Oi Mais Empresas marketing campaigns, as a result of the resumption of commercial activities at the end of 2015. In the sequential comparison, there was a 31.4% decline as a result of higher spending in 4Q15 due to the seasonal effect of Christmas.

Rent and Insurance

In 1Q16, rent and insurance expenses in the Brazilian operations totaled R$ 1,085 million, +23.8% y.o.y., chiefly due to contractual adjustments and dollar appreciation, especially for GloboNet and satellites. In sequential comparison, there was an increase of 13.6%, impacted by contractual adjustments.

Provision for Contingencies

The Company recorded provisions for contingencies in the Brazilian operations totaling R$ 205 million in 1Q16, 8.2% down from 1Q15, due to the lower number of claims in the Special Civil Court (JEC – Juizado Especial Cível), which refers to consumer claims. The 12.3% sequential increase was due to the fact that the JEC operated on fewer days in December and, therefore, received fewer claims than in the first quarter.

Provision for Bad Debt

The provision for bad debt totaled R$ 127 million in 1Q16 (-12.9% y.o.y. and -32.3% q.o.q.) due to an improvement in the customers’ payment profile, reflecting the Company’s focus on sales quality in 2015. The provision for bad debt represented 1.9% of net revenues from the Brazilian operations in the period (-0.2 p.p. y.o.y. and -0.9 p.p. q.o.q).

EBITDA

Table 3 – EBITDA and EBITDA margin

	1Q16	1Q15	4Q15	YoY	QoQ
Oi S.A.
EBITDA (R$ million)	1,766	2,011	1,706	-12.2%	3.5%
Brazil	1,676	1,928	1,745	-13.1%	-3.9%
Others	90	83	-39	8.3%	n.m.
EBITDA Margin (%)	26.1%	28.6%	25.5%	-2.4 p.p.	0.7 p.p.

Non-routine Items	-10	0	0	n.m.	n.m.

Expenses on Impairment Losses	0	0	89	n.m.	n.m.

Routine EBITDA (R$ million)	1,776	2,011	1,795	-11.7%	-1.1%
Brazil	1,686	1,928	1,745	-12.6%	-3.4%
Others	90	83	50	8.3%	78.1%
Routine EBITDA Margin (%)	26.3%	28.6%	26.8%	-2.3 p.p.	-0.5 p.p.
Brazil	25.8%	28.2%	26.7%	-2.4 p.p.	-0.9 p.p.
Others	41.4%	41.6%	29.2%	-0.2 p.p.	12.2 p.p.

In 1Q16, consolidated routine EBITDA totaled R$ 1,776 million, 11.7% down y.o.y. and 1.1% down q.o.q.

Routine EBITDA in the Brazilian operations reached R$ 1,686 million in 1Q16 (-12.6% y.o.y. and -3.4% q.o.q.), and the Brazil routine EBITDA margin stood at 25.8%. The decline in routine EBITDA was due to the reduction in revenues, mainly as a result of the deterioration of the macroeconomic environment. Focus on austerity, as a pillar of the transformation plan, allowed the Company to keep costs under control even with inflationary pressure. Non-routine opex items totaled R$ 10 million in 1Q16 and are related to severance costs.

Routine EBITDA of international operations (Africa and East Timor) totaled R$ 90 million in 1Q16 (+8.3% y.o.y. and +78.1% q.o.q.) due to the exchange variation.

Capex

Table 4 – Capex

R$ million	1Q16	1Q15	4Q15	YoY	QoQ
Capex
Brazil	1,204	984	1,072	22.3%	12.3%
Others	49	41	14	18.9%	251.4%
Total	1,252	1,025	1,086	22.2%	15.3%

In 1Q16, the Company’s consolidated investments totaled R$ 1,252 million, 22.2% higher than 1Q15 and 15.3% up on 4Q15. In the same period, Capex in Brazil came to R$ 1,204 million (+22.3% y.o.y. and +12.3% q.o.q.).

The Company has been sustainably delivering the growing demand for data traffic and quality of experience, through the implementation of the remaining phases of the infrastructure projects in transport network, such as the expansion of 100Gbps OTN backbone, IP core reframing, and increased IP access (Single Edge project), in addition to the fiber swap and the initiatives to improve and optimize the access network capacity, both fixed and mobile.

In 1Q16, there was an increase in investments concentrated in the mobile network, especially those related to projects to improve 3G and 4G coverage and quality, enabling the delivery of the recently launched offers, such as Oi Total, Oi Livre, Oi Mais and Oi Mais Empresas, and the fixed broadband network to offer higher speeds via VDSL.

As we have already mentioned, in February 2016, Oi received the Glomo Awards in the Outstanding LTE Contribution category for the successful RAN Sharing project. The award, presented during the 2016 Mobile World Congress, acknowledged the first RAN Sharing project for 4G/LTE networks developed in Brazil, considered one of the largest of its kind in the world, serving millions of customers with fourth-generation mobile broadband.

In 1Q16, Oi invested R$ 1,053 million in the network, corresponding to 87.4% of total investments in the Brazilian operations.

Operational Cash Flow (Routine EBITDA – Capex)

Table 5 - Operational Cash Flow

R$ million	1Q16	1Q15	4Q15	YoY	QoQ
Oi S.A.
Routine EBITDA	1,776	2,011	1,795	-11.7%	-1.1%
Capex	1,252	1,025	1,086	22.2%	15.3%
Routine Operational Cash Flow (EBITDA - Capex)	523	986	709	-46.9%	-26.2%

Table 6 - Operational Cash Flow of Brazilian Operations

R$ million	1Q16	1Q15	4Q15	YoY	QoQ
Oi S.A.
Routine EBITDA	1,686	1,928	1,745	-12.6%	-3.4%
Capex	1,204	984	1,072	22.3%	12.3%
Routine Operational Cash Flow (EBITDA - Capex)	482	944	673	-49.0%	-28.4%

Consolidated routine operational cash flow (routine EBITDA minus Capex) totaled R$ 523 million in 1Q16, 46.9% down y.o.y. and 26.2% down q.o.q. Routine EBITDA minus Capex of the Brazilian operations totaled R$ 482 million in 1Q16 (-49.0% y.o.y. and -28.4% q.o.q.), mainly due to the EBITDA decline and higher investments in network improvements, as previously explained.

Depreciation / Amortization

In 1Q16, the Company reported depreciation and amortization expenses of R$ 1,373 million (+12.7% y.o.y. and +4.5% q.o.q).

Table 7 – Depreciation and Amortization

R$ million	1Q16	1Q15	4Q15	YoY	QoQ
Depreciation and Amortization
Total	1,373	1,218	1,314	12.7%	4.5%

Financial Results

Table 8 – Financial Results (Oi S.A. Consolidated)

R$ Million	1Q16	1Q15	4Q15
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	(859)	(853)	(848)
Net FX result (on fin. investments and loans and financing)	(730)	(144)	(719)
Other Financial Income / Expenses	(314)	(271)	(2,385)
Net Financial Income (Expenses)	(1,903)	(1,269)	(3,951)

In 1Q16, Oi’s net financial result totaled R$ 1,903 million, 51.8% down q.o.q. and 49.9% up y.o.y. It is worth noting that in 1Q15 the net financial expenses of Portugal Telecom International Finance (PTIF) were not included in the Company’s consolidated result of continued operations, given that the sale of PT Portugal had not yet been concluded.

The quarterly performance was chiefly due to the R$ 2,071 million reduction in “Other Financial Income / Expenses”. In 4Q15, the result was impacted by the R$ 1,582 million (non-cash) impairment adjustment on the fair value of Oi’s interest in non-controlled investments in Africa and the adherence to the PRORELIT, a tax dispute reduction program, in which a portion of approximately R$ 300 million was recognized in the financial result. In 1Q16, the Company benefited from lower expenses with taxes, interest and monetary restatement of other liabilities, in addition to higher income from interest on judicial deposits and exchange variation on other assets compared with the last quarter of 2015.

Expenses from the “Net FX Result” remained in line with the previous quarter. The Company continued with a low foreign exchange exposure for yet another quarter, maintaining these expenses in line with the CDI rate. Although the CDI rate fell slightly this current quarter, the cost of this portion of debt was higher due to the increased volume of derivatives (hedging cost), which contributed to the R$ 11 million upturn in expenses. On the other hand, in the “Net Interest” line, the R$ 11 million increase was the result of lower financial income on investments, due to a lower average cash position.

Net Earnings (Loss)

Table 9 – Net Earnings (Loss) (Oi S.A. Consolidated)

R$ Million	1Q16	1Q15	4Q15	YoY	QoQ
Net Income
Earnings before interest and taxes (EBIT)	393	793	392	-50.5%	0.1%
Financial Results	-1,903	-1,269	-3,951	49.9%	-51.8%
Income Tax and Social Contribution	-134	62	-973	n.m.	-86.2%
Net Earnings (Loss) from Continuing Operations	-1,644	-414	-4,533	297.0%	-63.7%
Net Results from Discontinued Operations	0	-32	-18	n.m.	n.m.
Consolidated Net Earnings (Loss)	-1,644	-447	-4,551	268.2%	-63.9%
attributable to owners of the Company	-1,669	-401	-4,173	315.8%	-60.0%
attributable to non-controlling interests	24	-45	-378	n.m.	n.m.

In 1Q16, Oi’s earnings before interest and taxes (EBIT) totaled R$ 393 million, in line with 4Q15 and 50.5% lower than in 1Q15, chiefly due to lower EBITDA and higher depreciation and amortization expenses in the period. Oi recorded a consolidated net loss of R$ 1,644 million in 1Q16, mostly impacted by the financial results.

Debt & Liquidity

Table 10 – Debt

R$ million	Mar/16	Mar/15	Dec/15	% Gross Debt
Debt
Short Term	10,382	4,969	13,192	21.0%
Long Term	38,989	29,668	41,789	79.0%
Total Debt	49,371	34,637	54,981	100.0%
In Local Currency	12,750	21,022	12,922	25.8%
In Foreign Currency	38,889	17,940	46,935	78.8%
Swaps	-2,268	-4,325	-4,876	-4.6%
(-) Cash	-8,527	-2,079	-16,826	-17.3%
(=) Net Debt	40,844	32,557	38,155	82.7%

Oi S.A. ended 1Q16 with consolidated gross debt of R$ 49,371 million, 10.2% lower than in December 2015, mainly due to the principal and interest amortizations, in the amount of R$ 6,593 million. In the annual comparison, gross debt increased 42.5%. It is worth noting that in 1Q15 the assets and liabilities of Portugal Telecom International Finance (PTIF) were classified as “discontinued operations” in the balance sheet and as such were not included in the Company’s consolidated debt.

The Company once again recorded a positive accounting impact related to the mark-to-market of derivatives. In 1Q16, the curve of the interest rate on dollar traded at BM&FBovespa (cupom cambial) was flattened by 97 bps. As a result, derivatives had a positive impact of around R$ 390 million on gross debt. As in 4Q15, this result did not impact cash nor the consolidated financial results.

At the end of 1Q16, 78.8% of total consolidated debt was denominated in foreign currency and was hedged against exchange rate fluctuations. The debt’s consolidated average term remained at 3.6 years in 1Q16.

The Company ended 1Q16 with a cash position of R$ 8,527 million, resulting in net debt of R$ 40,844 million, 7.0% up on 4Q15 and 25.5% higher than in 1Q15. This decline in the cash position was chiefly due to principal and interest amortizations, the payment of the annual regulatory Fistel fee and the Capex increase.

Table 11 – Net Debt Variation (Brazilian operations)

R$ million	1Q16	1Q15	4Q15
	38,155	30,563	37,241
(-) Routine EBITDA	1,686	1,928	1,745
(-) Non-recurring Revenues (Expenses) (1)	-10	0	0
(+) Capex (2)	1,204	984	1,072
(+) Assets in Escrow	266	191	332
(+) Corporate Taxes	130	114	227
(+) ∆ Working Capital (3)	293	645	-60
(+) Anatel Fees	750	753	0
(+) Net Financial Results	1,746	1,236	1,794
(+) Accounting impact from MTM of derivatives	-390	0	-739
(+) Other Variations	365	0	33
Net Debt EoP	40,844	32,557	38,155

(1) Excludes asset sales.

(2) Economic Capex in the period.

(3) Includes the difference between economic Capex and Capex disbursement.

In 1Q16, Oi’s net debt stood at R$ 40,844 million, 7.0% up on 4Q15, chiefly due to the financial results, the annual payment of regulatory fee (Fistel), and higher Capex in the quarter.

Table 12 - Gross Debt Amortization Schedule

(R$ million)	2016	2017	2018	2019	2020	2021 onwards	Total
Schedule for the Amortization of Gross Debt
Amortization in Real	3,576	2,474	2,468	2,355	864	1,013	12,750
Amortization in Euro + swap	4,572	2,638	3,208	4,492	4,513	0	19,423
Amortization in Dollar + swap	183	3,714	1,161	-1,155	5,599	7,696	17,198
Gross Debt Amortization	8,330	8,825	6,837	5,693	10,976	8,709	49,371

Table 13 – Gross Debt Breakdown

R$ million
Gross Debt Breakdown	1Q16
Int'l Capital Markets	34,308
Local Capital Markets	4,014
Development Banks and ECAs	9,920
Commercial Banks	3,889
Hedge and Borrowing Costs	-2,759
Total Gross Debt	49,371

Oi S.A. Consolidated

Income Statement - R$ million	1Q16	1Q15	4Q15
Net Operating Revenues	6,755	7,040	6,703
Operating Expenses	-4,989	-5,029	-4,908
Personnel	-685	-617	-790
Interconnection	-358	-506	-341
Third-Party Services	-1,551	-1,553	-1,571
Network Maintenance Service	-489	-460	-412
Handset Costs/Other (COGS)	-74	-149	-68
Marketing	-93	-39	-133
Rent and Insurance	-1,097	-886	-962
Provision for Contingencies	-205	-223	-184
Provision for Bad Debt	-128	-169	-186
Taxes and Other Revenues (Expenses)	-301	-426	-261
Other Operating Revenues (Expenses), net	-10	0	0
ADJUSTED EBITDA (1)	1,766	2,011	1,795
Expenses on Impairment Losses	0.0	0	-89.2
EBITDA	1,766	2,011	1,706
Margin %	26.1%	28.6%	25.5%
Depreciation and Amortization	-1,373	-1,218	-1,314
EBIT	393	793	392
Financial Expenses	-2,181	-1,576	-3,975
Financial Income	278	307	23
Income Before Tax and Social Contribution	-1,510	-476	-3,559
Income Tax and Social Contribution	-134	62	-973
Net Earnings (Loss) from Continuing Operations	-1,644	-414	-4,533
Net Results from Discontinued Operations	0	-32	-18
Consolidated Net Earnings (Loss)	-1,644	-447	-4,551
Margin %	-24.3%	-6.3%	-67.9%
Profit (Loss) attributed to the controlling shareholders	-1,669	-401	-4,173
Profit (Loss) attributed to the non-controlling shareholders	24	-45	-378

Outstanding Shares Thousand (ex-treasury)	675,667	842,766	675,667
Earnings per share (R$)	-2.4696	-0.4762	-6.1758

(1) corresponds to the EBITDA adjusted by extraordinary accounting effect (non-cash) of the impairment adjustment with a loss of R$ 89 million in 4Q15 over the fair value of Oi’s financial investments in Africa that are consolidated by the Company.

Oi S.A. Consolidated

Balance Sheet - R$ million	03/31/2016	12/31/2015	03/31/2015
TOTAL ASSETS	87,506	97,015	106,984
Current	29,202	38,067	51,075
Cash and cash equivalents	8,288	14,898	1,822
Financial investments	109	1,802	142
Derivatives	342	606	650
Accounts Receivable	8,554	8,380	8,092
Inventories	363	352	458
Recoverable Taxes	307	916	536
Other Taxes	978	923	962
Assets in Escrow	1,175	1,258	1,163
Held-for-sale Assets	7,220	7,686	35,531
Other Current Assets	1,867	1,246	1,721
Non-Current Assets	58,303	58,948	55,909
Long Term	29,470	29,994	26,597
.Recoverable and Deferred Taxes	9,296	8,883	8,228
.Other Taxes	649	660	724
.Financial investments	130	126	116
.Assets in Escrow	13,484	13,119	12,560
.Derivatives	5,500	6,780	4,600
.Other	411	426	369
Investments	154	155	146
Property Plant and Equipment	25,495	25,497	25,557
Intagible Assets	3,185	3,302	3,610

TOTAL LIABILITIES	87,506	97,015	106,984
Current	21,840	25,574	43,835
Suppliers	5,202	5,005	4,347
Loans and Financing	8,072	11,810	4,910
Financial Instruments	2,651	1,989	709
Payroll and Related Accruals	645	660	667
Provisions	973	1,021	1,038
Pension Fund Provision	165	145	150
Payable Taxes	188	340	194
Other Taxes	1,516	1,554	1,509
Dividends Payable	57	96	184
Liabilities associated to held-for-sale assets	597	745	28,276
Authorizations and Concessions Payable	975	912	763
Other Accounts Payable	799	1,298	1,087
Non-Current Liabilities	53,015	57,035	43,760
Loans and Financing	43,566	48,048	34,052
Financial Instruments	922	521	215
Other Taxes	957	924	897
Contingency Provisions	3,543	3,414	4,097
Pension Fund Provision	400	399	334
Outstanding authorizations	7	7	726
Other Accounts Payable	3,619	3,721	3,438
Shareholders' Equity	12,651	14,406	19,390
Controlling Interest	11,518	13,216	17,887
Minority Interest	1,133	1,191	1,503

Note: Oi S.A.’s consolidated balance sheet has been audited and the auditor's report included a qualified opinion and an emphasis. For more details, please see the Quarterly Information (ITR) for the period ended on March 31, 2016.

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

Oi announces certain material information regarding its capital structure

On April 25, Oi disclosed to its shareholders and the market in general that it has entered into a customary non-disclosure agreement with Moelis & Company, who acts as advisor for a diverse ad hoc group of holders of the bonds issued by Oi and certain of its affiliated companies (collectively, the "Company").

The Company views entry into the non-disclosure agreement with this bondholder advisor as an initial step toward productive and expeditious discussions regarding the terms of a potential restructuring.

As previously announced, Oi retained PJT Partners as financial advisor to assist Oi in evaluating financial and strategic alternatives to optimize its liquidity and debt profile, and it has engaged Barbosa Müssnich Aragão and White & Case LLP as its legal advisors. The Company intends to complete its restructuring quickly and believes that negotiations with this single ad hoc group will best facilitate a restructuring in a timely manner.

Oi believes that its customers will not be affected by the restructuring process and the Company will continue to provide them with the highest level of product, service and support that they expect from Oi.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=225129

Standard & Poor´s rating review

On April 26, Oi discloses to its shareholders and the market in general that Standard & Poor’s announced its review of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from CCC to CCC- and the long-term domestic scale credit rating from brCCC to brCCC-. The outlook is negative.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=225195

Debenture holders’ general meeting of the 5th and the 9th Issuance of the Company’s Debentures

On April 15, 2016, general debentureholders’ meetings were held for: (i) the 5th Issue of Unsecured, Nonconvertible Public Debentures (“5th Issue”); and (ii) the 9th Issue of Simple, Unsecured, Nonconvertible Debentures in up to Two Series, for Public Distribution (“9th Issue” and collectively with the 5h Issue, “Debentures”), both issued by the Company (“GDMs” or individually “5th Issue GDM” and “9th Issue GDM”).

Contrarily to the 8th and 10th issues of debentures, where the Company obtained a waiver on the calculation of the leverage ratio, the same waiver was not granted for the Debentures. Since the Company did not comply with this financial ratio for the Debentures, the related fiduciary agents called the GDMs.

With regard to the 5th Issue, the minimum quorum to open the GDM was not reached and the 5th Issue fiduciary agent published, on April 19, 2016, a second call of said meeting for April 27, 2016, which did not reach the minimum quorum either. Pursuant to the debenture indenture, the fiduciary agent declared the accelerated maturity of the outstanding debentures, resulting in the repayment of R$ 1,519,961.56.

With regard to the 9th Issue, the fiduciary agent declared the accelerated maturity of the outstanding debentures pursuant to Clause 6.23 of the 9th Issue debenture indenture, resulting in the repayment of R$ 21,518,990.58 at April 20th, 2016.

The Debenture accelerated maturity declaration did not result, nor will it result, in the accelerated maturity of the other Company debt, both domestic and foreign (cross-default).

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=224953

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float[1]
Common	668,033,661	148,282,000	519,746,701
Preferred	157,727,241	1,811,755	155,915,459
Total	825,760,902	150,093,755	675,662,160

Shareholding position as of March 31, 2016.

Note: (1) The outstanding shares do not consider the shares held by the members of the Board of Directors and Executive Board.

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of March 31, 2016. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Relações com Investidores

Marcelo Ferreira                 +55 (21) 3131-1314              marcelo.asferreira@oi.net.br

Cristiano Grangeiro            +55 (21) 3131-1629             cristiano.grangeiro@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer